DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

July 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Stacie Gorman and Dorrie Yale

Re:	GigCapital7 Corp.
Registration Statement on Form S-1
Filed June 7, 2024
File No. 333-280015

Dear Ms. Gorman and Ms. Yale:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our client, GigCapital7 Corp. (the “Company” or “GigCapital7”), by your letter dated July 4, 2024, regarding the above-referenced Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital7 will file Amendment No. 1 to Form S-1 (“Amendment No. 1”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Form S-1 if referring to the Staff’s comment, or to Amendment No. 1 if in the response.

Registration Statement on Form S-1 filed on June 7, 2024

Cover Page

1.

We note your disclosure that certain institutional investors, which you refer to as “non-managing investors,” have expressed an interest to purchase up to approximately 99% of the units in this offering at the offering price. Please revise to disclose the potential material impact of these purchases on the public investors. Additionally, please tell us whether the potential limited number of public investors would impact your eligibility to list your securities on Nasdaq, clarify the number of non-managing sponsor investors

U.S. Securities and Exchange Commission

July 9, 2024

who have expressed an interest in purchasing securities, and to the extent material, identify such investors. In addition, you also state that certain of these non-managing investors have committed to purchase shares from you in a private placement and you define “non-managing investors” on page 1 to refer to holders of your private placement shares prior to the offering. Please revise to clarify.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised and supplemented its disclosures with respect to the number of non-managing investors and the impact of non-managing investors’ purchases of public units in this offering on the public investors on cover pages 2 – 3 and additionally updated the disclosures accordingly on pages 17 - 18, 21 - 24 and 29 of Amendment No. 1. The Company has also added a new risk factor regarding the impact of the potential limited number of public investors on the listing of the Company’s securities on the Nasdaq Stock Market LLC on page 81 of Amendment No. 1 and clarified the definition of “non-managing investors” on page 1 of Amendment No. 1.

Summary, page 1

2.

We note that your risk factor disclosure exceeds 15 pages in length. Please include in the forepart of the prospectus a series of concise, bulleted or numbered statements summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Please refer to Item 105 of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has moved the summary of risk factors from the section “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” to a new section “Risks” that starts on page 40 of Amendment No. 1. The Company also further expanded and supplemented the disclosure.

3.

We note that you disclose that your management has sponsored other special purpose acquisition companies. Please revise to add balancing disclosures, including the high level of competition you may face in pursuing business combination transaction candidates, which may negatively impact the acquisition terms you are able to negotiate. Revise to add the current post-combination companies’ ticker symbols. For example, we noted that UpHealth, Inc. and Lightning eMotors appear to be currently trading on OTC Pink.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised section “Conflicts of Interest” in Summary on pages 35 - 37 of Amendment No. 1 to add balancing disclosures. The Company has also fixed the use of trading symbols of UpHealth, Inc. and Lightning eMotors throughout Amendment No. 1.

U.S. Securities and Exchange Commission

July 9, 2024

Risk Factors, page 38

4.

Please revise to add a risk factor discussing the risks arising from the reduced public float because non-managing investors may purchase up to an aggregate of approximately 99% of the units in this offering.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has added a new risk factor titled “The non-managing investors have expressed an interest to purchase substantially all of the public units in this offering, which could reduce the trading volume, volatility and liquidity for our public shares, adversely affect the trading price of our public shares.” on page 80 of Amendment No. 1.

5.

Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

•	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

•	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

•	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has added a new risk factor titled “If our initial business combination involves a company organized under the laws of the United States (or any subdivision thereof), a U.S. federal excise tax could be imposed on us in connection with any redemptions of our Class A ordinary shares after or in connection with such initial business combination.” on pages 86 – 87 of Amendment No. 1

If we seek shareholder approval of our initial business combination. . ., page 38

6.	Please expand your disclosures to also discuss the large number of shares that may be owned by the non-managing investors and associated risks regarding their potential votes.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 43 – 44 of Amendment No. 1 to address this comment.

U.S. Securities and Exchange Commission

July 9, 2024

If we are deemed to be an investment company..., page 47

7.

We note your disclosure regarding the consequences to you if you were deemed to be an investment company under the Investment Company Act. Please expand this disclosure to clarify that your warrants would expire worthless if you have to wind down your operations as a result of this status. Similarly, on page 63, please expand the risk factor “We may not be able to complete a business combination with certain potential target companies ...” to address that your warrants would expire worthless if you are required to liquidate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 52-53 of Amendment No. 1 to clarify that if the Company is deemed to be subject to the Investment Company Act and is unable to complete an initial business combination within the combination window, the warrants will expire worthless.

In addition, the Company has revised its disclosure on page 69 of Amendment No. 1 to clarify that if the Company cannot complete a business combination within the combination window because the transaction is still under CFIUS review or because our business combination is ultimately prohibited by CFIUS or another U.S. government entity, the Company may be required to liquidate, and the warrants of the Company will expire worthless.

Management, page 131

8.

Your disclosures, including on page 151 and in the risk factors, state that your board is classified. You also have disclosures, including on page 87, indicating that your entire board will be elected each year. Please revise to reconcile your disclosures, and if you will have a classified board, revise this section to indicate to which class each director belongs.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 142 and 158 of Amendment No. 1 to clarify that the board of directors of the Company following the completion of the offering will not be classified.

Signatures, page II-5

9.

Your disclosures indicate that your director nominees will become directors at effectiveness. Please revise your signature page to include the signatures of at least a majority of your board of directors, or advise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 140-141 of Amendment No. 1 to clarify that the appointment of the director nominees to the Company’s board of directors will become effective upon the completion of this offering, and thus, no signatures to Form S-1 from the director nominees are needed.

*  *  *

U.S. Securities and Exchange Commission

July 9, 2024

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Avi S. Katz

Enclosures